As filed with the Securities and Exchange Commission on May 2, 2003.

                                                               File No. 70-9803

                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                AMENDMENT NO. 5 (POST-EFFECTIVE AMENDMENT NO. 3)
                                       TO
                        FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                                  Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                     (Name of company filing this statement
                   and address of principal executive offices)

                                  Cinergy Corp.

                    (Name of top registered holding company)

                                Wendy L. Aumiller
                                    Treasurer
                                  Cinergy Corp.
                                 139 E. 4th Str.
                             Cincinnati, Ohio 45202

                     (Name and address of agent for service)





                        Please direct communications to:

George Dwight II                                Steven Y. Duncan
Associate General Counsel                       Director, Corporate Development
Cinergy Corp.                                   Cinergy Corp.
139 E. 4th Str., 25AT2                          1000 East Main Street
Cincinnati, Ohio 45202                          Plainfield, Indiana 46168
513-287-2643 (ph)                               317-838-2086 (ph)
513-287-3810 (f)                                317-838-2086 (f)
gdwight@cinergy.com                             sduncan@cinergy.com
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William C. Weeden                               William T. Baker, Jr.
Skadden Arps Slate Meagher & Flom               Thelen Reid & Priest LLP
1400 New York Avenue, N.W.                      875 Third Avenue
Washington, D.C.  20005                         New York, New York  10019
202-371-7877 (ph)                               212-603-2106 (ph)
202-371-7012 (f)                                212-603-2001 (f)
wweeden@skadden.com                             wbaker@thelenreid.com
-------------------                              ---------------------


Item 1.  Description of Proposed Transactions

         A.       Background

         By orders in this docket dated May 4, 2001, HCAR No. 27393, and March 21, 2002, HCAR No. 27506 (the "Prior Orders"), the Commission authorized Cinergy Corp., a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), acting through one or more existing or future nonutility subsidiaries (the "Nonutility Subsidiaries"), to engage, among other things,1 in the business of brokering and marketing electricity, natural gas and other energy commodities (the "Commodities Business") in the United States, Canada and Mexico (the "Approved Region"). The Commission reserved jurisdiction over Cinergy's proposal for the Nonutility Subsidiaries to engage in the Commodities Business outside the Approved Region, as well as Cinergy's request to invest up to $1 billion in ancillary nonutility energy-related assets.

         B.       Proposed Transactions

         Cinergy now requests a further supplemental order, releasing in part the jurisdiction reserved in the Prior Orders. In particular, as detailed below, Cinergy requests authority over a three-year period to invest up to $1 billion in nonutility energy-related assets located anywhere in the Approved Region that are ancillary to the Nonutility Subsidiaries' Commodities Business. Pending completion of the record, Cinergy requests that the Commission continue to reserve jurisdiction over Cinergy's proposals (i) that the Nonutility Subsidiaries be permitted to conduct their Commodities Business outside the Approved Region, (ii) that the investment authority apply with respect to acquisitions of qualifying assets located outside the Approved Region, and (iii) concerning potential alterations of the terms of outstanding equity securities in the case of less than 50%-owned subsidiaries.

         The present filing is driven by both strategic priorities and practical considerations relating to timing and market developments. In the current environment in the energy industry, many companies, including some that have stated their intention to exit entirely (or significantly reduce the scope of their involvement in) the Commodities Business, are putting assets up for sale, thereby presenting opportunities for companies such as Cinergy, that remain committed to the Commodities Business and are in sound financial condition. Frequently in these transactions time is of the essence. To bid successfully, the buyer often must be able to close quickly, since the seller's need for cash is often paramount. The proposed investment authority should enhance Cinergy's ability to compete for these acquisition opportunities and is similar to investment authority with respect to the same types of assets granted by Commission order to numerous other registered holding companies.2

         Specifically, Cinergy, on behalf of itself and the Nonutility Subsidiaries, requests authority to invest up to $1,000,000,000 (the "Aggregate Investment") from time to time over a three-year period commencing with the date of the Commission's order herein ("Authorization Period") in developing, constructing, acquiring, owning and operating energy-related assets located in the Approved Region (or the equity securities of companies substantially all of whose physical assets comprise such assets) (collectively, "Energy-Related Assets") that are ancillary to and would be used to support the Nonutility Subsidiaries' Commodities Business. For these purposes, "Aggregate Investment," means all amounts invested, or committed to be invested, in Energy-Related Assets for which there is recourse, directly or indirectly, to Cinergy. The request for authority herein is in addition to any amounts that could be invested by Cinergy in Energy-Related Assets pursuant to Rule 58 under the Act.

         Energy-Related Assets would include, without limitation, natural gas exploration, development, production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated assets, facilities and equipment, but would expressly exclude (i) any assets, facilities or equipment that would cause the owner or operator thereof to be deemed a "public utility company" (as defined in the Act), and (ii) investments in or the assets held by "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs") (each as defined in the Act).

         Where Cinergy or Nonutility Subsidiaries acquire Energy-Related Assets from third parties, the consideration would consist of cash or common stock of Cinergy or other forms of consideration mutually acceptable to the parties. If the consideration consists in whole or in part of Cinergy common stock, the market value thereof as determined by reference to the applicable provisions in the transaction agreements will be counted against the Aggregate Investment. The principal or stated amount of any other securities used as consideration will also be counted toward the Aggregate Investment.

         To the extent Cinergy finances acquisitions of Energy-Related Assets with cash raised through the issuance and sale of securities (or through issuing any such securities directly to the seller of Energy-Related Assets in full or partial consideration of the purchase price), any such securities issuances would be subject to the Commission's order dated June 23, 2000 (HCAR No. 27190) (as the same may be supplemented or superseded, the "Financing Order"). Under the Financing Order, the Commission authorized Cinergy to increase its capitalization at December 31, 1999 by $5 billion, by the issuance of debt and equity securities from time to time through June 23, 2005, subject to various terms and conditions. The Financing Order generally prohibits Cinergy from issuing additional securities at any time common equity is (or as a result of the securities issuance would be) less than 30% of Cinergy's consolidated capitalization.

         Cinergy further undertakes that it will not acquire any Energy-Related Asset without a reasonable expectation, at the time thereof, that such investment would be accretive to Cinergy's earnings over a reasonable period of time. But in any event, Cinergy would not seek recovery through higher rates to the customers of its Operating Companies (as defined below) for any losses Cinergy might sustain, or inadequate returns it might realize, on investments in Energy-Related Assets.

         In addition, with respect to Cinergy's utility subsidiaries (PSI Energy, Inc., an Indiana corporation ("PSI"), and The Cincinnati Gas & Electric Company, an Ohio corporation (including its respective utility subsidiaries, "CG&E" and together with PSI, the "Operating Companies")), Cinergy further commits that:

o no Operating Company will issue any security (including the assumption of any obligation or liability as guarantor, endorser, surety or otherwise), or pledge or otherwise encumber any part of its utility assets, for the purpose of financing, or otherwise in connection with, the acquisition, ownership or operation of any Energy-Related Asset; and

o the Operating Companies would be further insulated from any direct impact of the proposed transactions, since no Operating Company would acquire or hold a direct or indirect ownership (or other) interest in any Energy-Related Assets (or Nonutility Subsidiary), which rather in each case would be separated, structurally and legally, from the Operating Companies, held solely by one or more nonutility subsidiaries of Cinergy (or directly by Cinergy itself).

Item 2.  Fees, Commissions and Expenses

         Cinergy estimates total fees and expenses of approximately $10,000, consisting chiefly of outside counsel fees and expenses, in connection with the preparation and filing of the instant application with respect to the proposed transactions.

Item 3.  Applicable Statutory Provisions

         Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rules 45 and 54 thereunder are or may be applicable to the proposed transactions.

         Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

         Cinergy currently does not meet the conditions of Rule 53(a). At December 31, 2002, Cinergy's "aggregate investment" (as defined in Rule 53(a)(1)) was approximately $1,241 million. At December 31, 2002, Cinergy's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) were approximately $1,370 million. Accordingly, at December 31, 2002, Cinergy's aggregate investment exceeded 50% of its consolidated earnings, the "safe harbor" limitation contained in Rule 53(a).

         However, by order dated May 18, 2001 in File No. 70-9577 (HCAR No. 27400) ("May 2001 Order"), the Commission authorized Cinergy to increase its aggregate investment to an amount equal to the sum of (1) 100% of consolidated retained earnings plus (2) $2,000,000,000 (excluding any investments subject to the Restructuring Limit, as defined therein). At December 31, 2002, based on this Commission order, Cinergy could have had an aggregate investment of $3,370 million. Therefore, although Cinergy's aggregate investment at such date exceeded the 50% "safe harbor" limitation of Rule 53, it is well within the higher investment level granted by order.

         With respect to capitalization, there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 1998 Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt. As of December 31, 2002, Cinergy's consolidated capitalization consisted of 42.6% equity and 57.4% debt. These ratios are within acceptable ranges, as further reflected by the fact that at December 31, 2002, Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. As discussed above, pursuant to the Financing Order, Cinergy has committed to maintain a 30% consolidated common equity ratio (subject to certain qualifications), and the proposed transactions will have no adverse impact on Cinergy's ability to meet that commitment. At December 31, 2002, Cinergy's consolidated common equity ratio was 38.3%.

         Information with respect to earnings regarding Cinergy's interests in EWGs and FUCOs is set forth in the quarterly certificates filed by Cinergy in Docket Nos. 70-9011 and 70-9577. Although Cinergy's consolidated earnings for the year ended December 31, 1997 were negatively affected by Cinergy's 50% ownership interest in Midlands Electricity plc ("Midlands"), a FUCO, this was solely as a result of the imposition by the United Kingdom of a one-time, non-recurring windfall tax. Significantly, this tax did not affect earnings from ongoing operations, and therefore would not have any negative impact on earnings in future periods. In July 1999, Cinergy sold all of its ownership in Midlands, realizing a substantial profit.

         Cinergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Cinergy will concurrently provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

Item 4.  Regulatory Approval

         In each case, Cinergy will obtain any required state utility commission approval prior to the acquisition of an Energy-Related Asset. Likewise, to the extent that an acquisition of Energy-Related Assets would require authorization from the Federal Energy Regulatory Commission under the Natural Gas Act or the Federal Power Act, Cinergy would not proceed with any such acquisition in the absence of any such required authorization or without complying with the terms and conditions thereof.

Item 5.  Procedure

         Cinergy requests that the Commission issue an order as soon as practicable releasing (to the extent requested herein) the jurisdiction previously reserved in this file and granting and permitting this amended Application-Declaration to become effective. Cinergy believes that no publication of a public notice is necessary in regard to the proposed transactions in that the proposed transactions are within the scope of the transactions originally proposed in this proceeding and included in the Commission's public notice issued in respect thereof.

         Cinergy waives a recommended decision by a hearing officer or other responsible officer of the Commission; consents that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and requests that there be no waiting period between the issuance of the Commission's order and its effectiveness.

         Cinergy will submit the following information to the Commission pursuant to certificates filed pursuant to Rule 24 under the Act, on a semi-annual basis, for the six-month periods ended June 30 and December 31 of each year (such reports to be submitted within 60 days after the end of the preceding semi-annual period, commencing with the first full semi-annual period following the issuance of the Commission's order herein): (i) a brief narrative with respect to any transactions entered into or consummated during the preceding semi-annual period in which Cinergy acquired or agreed to acquire any Energy-Related Assets and (ii) the amount of Cinergy's Aggregate Investment therein as of the end of such preceding semi-annual period.

Item 6.  Exhibits and Financial Statements

         (a)      Exhibits

                  I Filed under a claim for confidential treatment pursuant to Rule 104(b) under the Act.

Item 7.  Information as to Environmental Effects

         (a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

         Pursuant to the requirements of the Act, the undersigned company has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

         Dated:  May 2, 2003

                                                 CINERGY CORP.
                                            By: /s/Wendy L. Aumiller
                                                  Wendy L. Aumiller
                                                  Treasurer

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1 The Commission also authorized Cinergy, through one or more existing or future nonutility subsidiaries, to engage in the business of providing energy management services and utility-related consulting services (each as defined in the Prior Orders) anywhere in the world. Further, Cinergy was authorized to alter the terms of or otherwise adjust, from time to time in its discretion, outstanding equity securities issued by subsidiaries in which Cinergy holds at least 50% ownership, subject to certain conditions. The Commission reserved jurisdiction over Cinergy's proposal for corresponding authority in respect of less than 50%-owned subsidiaries.

2 See, e.g., American Electric Power Company, Inc., et al., HCAR No. 27313, Dec. 21, 2000 ($2 billion investment authority); Entergy Corp., HCAR No. 27334, Jan. 5, 2001 ($1.2 billion investment authority).